                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF APRIL 2007

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

Shareholders’ Meeting Convened

TELECOM ITALIA: 2006 FINANCIAL STATEMENTS APPROVED

BOARD OF DIRECTORS APPOINTED FOR 2007

BOARD OF AUDITORS  INTEGRATED

BUYBACK AUTHORIZED TO SUPPORT INCENTIVE PLAN FOR TOP MANAGEMENT

COMPANY BYLAW AND AMENDMENTS TO SHAREHOLDERMEETING REGULATION ADOPTED

Rozzano (Milan), April 17, 2007 – The Telecom Italia Shareholders’ Meeting convened today in ordinary and extraordinary session under the chairmanship of Carlo Orazio Buora.

In ordinary session the Shareholders’ Meeting:

*

Approved Telecom Italia S.p.A.’s 2006 financial statements, and resolved to distribute a dividend of 0.1400 euro per ordinary share and 0.1510 euro per savings share. The dividend shall be paid out from April 26, 2007, ex-coupon on April 23, 2007.

*

Appointed a new 19-member Board of Directors, to remain in office until the approval of 2007 accounts.

In compliance with company bylaws, on the basis of lists presented respectively by Olimpia, Holinvest and Arca (the last together with other asset management companies),  the following company directors were appointed:

Olimpia list:

Carlo Alessandro Puri Negri

Claudio De Conto

Luciano Gobbi

Gilberto Benetton

Gianni Mion

Carlo Orazio Buora

Riccardo Ruggiero

Aldo Minucci

Renato Pagliaro

Paolo Baratta (independent)

Diana Bracco (independent)

Domenico De Sole (independent)

 Luigi Fausti (independent)

Jean Paul Fitoussi (independent)

Pasquale Pistorio (independent)

Lista Holinvest:

Renzo Capra (independent)

Cesare Giovanni Vecchio

Lista  Arca SGR:

Luigi Zingales (independent)

Stefano Cao (independent)

The curricula of the newly-nominated Directors are available for consultation on the company website.

*

Integrated the Board of Auditors by appointing Enrico Maria Bignami (formerly an alternate auditor) and Luigi Gaspari as statutory auditor until the end of term of the current Board of Auditors’ (adoption of the 2008 accounts);

The curricula of the newly-appointed Auditors is available for consultation on the company website.

*

Adopted an equity-based incentive and retention plan for top management. The three-year plan will offer free share allocations. Authorization has been granted to buy back on the market up to 25 million Telecom Italia S.p.A. ordinary shares for said scheme, to be implemented by the Board of Directors, also responsible for selecting the scheme’s beneficiaries. Contemporarily, the stock buyback authorization granted by the Shareholders’ Meeting of April 13, 2006 has been withdrawn.

*

On the recommendation of the Board of Auditors, extended Reconta Ernst & Young S.p.A.’s appointment as external auditors for the three-year period 2007-2009.

*

Adopted amendments to Shareholders’ Meeting Regulations (adopted at the May 6, 2004 Meeting).

In extraordinary session, the Telecom Italia Shareholders’ Meeting adopted amendments to a number of company bylaws to bring them in line with Italian regulation on securities.

* * *

The positions within the Board will be decided during an ad hoc meeting, convened for 17 April 2007.

Telecom Italia

Media Relations

+39.06.3688.2610

www.telecomitalia.it/media

Telecom Italia

Investor Relations

+39.02.8595.4131

www.telecomitalia.it/investori

       Cautionary Statement for Purposes of the "Safe Harbor" Provision of the
United States Private Securities Litigation Reform Act of 1995.

       The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements.  The Press Release included in this
Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependent on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

       The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-looking statements:

     - the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

     - the ability of the Telecom Italia Group to introduce new services to stimulate increased usage to its fixed and wireless networks to offset declines in its traditional fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally and shifts in usage pattern;

     - the level of demand for telecommunications services, particularly wireless telecommunication services in the maturing Italian market and for new higher value added products and services such as broadband;

     - the ability of the Telecom Italia Group to successfully implement its reorganization;

     - the success of Telecom Italia's customer loyalty and retention programs and the impact of such programs on revenues;

     - the impact of regulatory decisions and changes in the regulatory environment, including implementation of recently adopted EU directives in
Italy;

     - the impact of economic development generally on the international business of the Telecom Italia Group and on its foreign investments and capital expenditures;

     -  the continuing impact of rapid or "disruptive" changes in technologies;

     - the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

     - the impact of fluctuations in currency exchange and interest rates;

     - Telecom Italia's ability to successfully implement its strategy over the
2007-2009 period;

     - the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

     - Telecom Italia's ability to successfully implement its internet and broadband strategy;

     - the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made and continues to make in Brazil and in Europe on broadband;

     - the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

     - the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

       The foregoing factors should not construed as exhaustive.  Such factors should also be considered together with risk factors included in Telecom Italia
Group's Annual Report on Form 20-F for 2005.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-
looking statements, which speak only as of the date hereof.  Accordingly, there can be no assurance that the Group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      April 17th, 2007

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager